September 7, 2007
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 0305
450 Fifth Street, N.W.
Washington, DC 20549-0405

Re:	Highland Financial Partners, L.P. Form S-1 filed October 31, 2006, as amended on April 27, 2007 (File No. 333-138334)
Ladies and Gentlemen:
          Highland Financial Partners, L.P., a Delaware limited partnership (the “Partnership”), hereby requests pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), to withdraw its registration statement on Form S-1 (File No. 333-138334), including all amendments and exhibits thereto, originally filed with the Securities and Exchange Commission (the “Commission”) on October 31, 2006 and subsequently amended on April 27, 2007 (the “Registration Statement”). The Registration Statement was not declared effective by the Commission and none of the Partnership’s securities were sold or distributed pursuant to the Registration Statement.
          The Partnership requests that the Commission consent to this withdrawal on the grounds that the Partnership has decided not to pursue the offerings to which the Registration Statement relates at this time.
          Pursuant to Rule 477(c), the Partnership advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.
          In accordance with Rule 457(p) under the Securities Act, the Partnership requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
          If you have any questions with respect to this letter, please call either David Goldschmidt of the law firm of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3574 or the undersigned at (972) 628-4100.

Sincerely,
/s/ Todd Travers
Todd Travers
Chief Executive Officer Chief Investment Officer Highland Financial Partners, L.P.

Two Galleria Tower • 13455 Noel Road, Suite 800 • Dallas, TX 75240 • office: 972 628 4100 • fax 972 628 4147